Labor Smart Inc.

44 Darby’s Crossing Drive, Ste 116

Hiram, GA 30141

Tel 770-222-5888

United States

               March 12, 2012

Security & Exchange Commission

Division of Corporate Finance

Attn: Larry Spirgel

100 F Street, N.E.

Washington, DC 20549

Re: Labor Smart, Inc

Registration statement on Form S-1 Amendment 4

File No: 333-177200

Enclosed is our response to your comments of March 9, 2012.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Ryan Schadel

President

General

1.

We note that you are registering for resale 1,045,000 shares of common stock held by 34 selling securityholders, which constitutes all your outstanding shareholders held by non-affiliates. Based on the large percentage of non-affiliate shares being registered and the minimal price paid for the shares (including the purchase of 200,000 shares for $0.0025), it appears that you are conducting an indirect primary offering in which the selling securityholders are acting as conduits for the company to create a trading market in the company’s securities. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the offering to assign a price for the duration of the offering. Alternatively, revise your offering to be more consistent with a bona fide secondary offering.

Response:  Per our conversation we have revised our selling shareholders offering to approximately 31% (320,000) of their total position (1,045,000).

Ryan Schadel

Labor Smart, Inc. March 9, 2012 Page 2

Company Business Overview, page 5

2.

Please disclose your source of revenues in the third paragraph on page 5 as well as in Management’s Discussion and Analysis.

Response: disclosed thank you

Financial Statements

3.

Please note that smaller reporting companies are required to provide two fiscal years of audited financial statements. Refer to Rule 8-02 of Regulation S-X. Since your date of inception was May 31, 2011, you do not need to provide June 30, 2011 audited financials or unaudited interim period financials ending prior to December 31, 2011. Please revise your filing to remove the additional periods.

Response: revised